FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and address of Company:

Leading Brands, Inc.
Suite 1800 – 1500 West Georgia Street
Vancouver BC V6G 2Z6

Item 2.	Date of Material Change:

June 18, 2004

Item 3.	News Release:

A news release announcing the material change was issued on June 28, 2004 for
Canadian and U.S. distribution through Canada NewsWire.

Item 4.	Summary of Material Change:

Iain Harris was re-appointed as a director of Leading Brands, Inc.
Mr. Harris' term expires at the Company's 2005 annual general meeting.

Item 5.	Full Description of Material Change:

Same as Item 4. above

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

Not applicable

Item 7	Omitted Information:

Not applicable

Item 8	Executive Officer:

Ralph D. McRae, Chief Executive Officer
(604) 685-5200 (Ext. 238)

Item 9.	Date of Report:

June 28, 2004